Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Oncobiologics, Inc.:

We consent to the use of our report included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report dated November 16, 2015 contains an explanatory paragraph that states that Oncobiologics, Inc. has incurred recurring losses and negative cash flows from operations since inception and has an accumulated deficit at September 30, 2015 of $94.1 million and $14.2 million of indebtedness that is due on demand, which raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Philadelphia, Pennsylvania
January 15, 2016